SEC FILE NUMBER: 000-56199

CUSIP NUMBER: 58507M107

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K
	☒ Form 10-Q	☐ Form 10-D	☐ Form N-SAR	☐ Form N-CSR

For Period Ended: September 30, 2023

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: Not applicable.

PART I — REGISTRANT INFORMATION

MEDMEN ENTERPRISES INC.

Full Name of Registrant

N/A

Former Name if Applicable

8740 S Sepulveda Blvd, Suite 105

Address of Principal Executive Office (Street and Number)

Los Angeles, CA 90045

City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why the Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report portion thereof, could not be filed within the prescribed time period.

MedMen Enterprises Inc. (the “Company”) is unable to timely file, without unreasonable effort and expense, its Quarterly Report on Form 10-Q for the quarter ended September 30, 2023 (the “Form 10-Q”) because the Company is currently focusing its efforts and resources on completing its Annual Report on Form 10-K for the fiscal year ended July 1, 2023 (the “Form 10-K”). Once the Company completes and files its Form 10-K, the Company plans to prepare and complete the Form 10-Q, which includes compiling and analyzing supporting documentation. The Company intends to file the Form 10-K and Form 10-Q as soon as reasonably possible.

On November 15, 2023, the Company received a notification from The OTC Markets Group Inc. that under Section 2.2 of the OTCQB Standards, the Company has received a 45 day cure period, or until December 29, 2023, to file the Form 10-Q to maintain eligibility for the OTCQB. The Company also received from The OTC Markets Group Inc. an extension until December 13, 2023 to file the Form 10-K. If the Company does not file the reports by these respective deadlines, the Company’s securities will be downgraded to the OTC Pink market.

As previously reported in a Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on May 22, 2023 during the nine months ended March 25, 2023, the Company identified errors that resulted in misstatements of certain assets and liabilities as of June 25, 2022 as well as misstatements of certain income and expenses for the year ended June 25, 2022 included in the Company’s Annual Report on Form 10-K for the fiscal year ended June 25, 2022, as filed with the SEC on September 9, 2022. The restatement of the Company’s audited consolidated financial statements as of and for the year ended June 25, 2022, will also result in a restatement of the Company’s condensed consolidated financial statements (unaudited) as of and for the three months ended September 24, 2022, and the three and six months ended December 24, 2022, which the Company intends to include in the Form 10-K.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Amit Pandey, Chief Financial Officer	424	330-2082
Name	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
☐ Yes ☒ No

Form 10-Q for the period ended March 25, 2023
Form 10-K for the year ended July 1, 2023

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company is unable to provide a reasonable estimate of any anticipated significant change in results of operations from the corresponding period for the last fiscal year as the Company is focusing its efforts on completing the Form 10-K.

MEDMEN ENTERPRISES INC.

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 17, 2023	By:	/s/ Amit Pandey
Amit Pandey
Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other fully authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.